Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on December 17, 2020
2:00 p.m. Israel time
____________________________________

To Our Shareholders:

Notice is hereby given that an extraordinary general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, December 17, 2020, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time. As part of our precautions regarding the Coronavirus (COVID-19), we will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 03-9180699, US dial-in number: 1-866-457-3406 / 1-866-297-0242 - Conference code: 06114#.

The agenda of the Meeting will be as follows:

1.	Election of Mr. Daniel Vaknin as a new external director for an initial three-year term

2.	Approval of terms of service of Mr. Daniel Vaknin, the external director nominee; and

3.	Approval of terms of service of Mr. Ehud Gil, a member of the Board of Directors.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on November 17, 2020, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about November 18, 2020.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 1 and 3, and a portion of the proposal under Item 2, is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by December 7, 2020. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 19, 2020. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by 10:00 a.m., Israel time, on December 17, 2020 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on December 17, 2020). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,

/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

November 12, 2020

- ii -

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

PROXY STATEMENT FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on December 17, 2020
2:00 p.m. Israel time
____________________________________

The extraordinary general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, December 17, 2020, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.  As part of our precautions regarding the Coronavirus (COVID-19), we will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 03-9180699, US dial-in number: 1-866-457-3406 / 1-866-297-0242 - Conference code: 06114#.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Election of Mr. Daniel Vaknin as a new external director for an initial three-year term;

2.	Approval of terms of service of Mr. Daniel Vaknin, the external director nominee; and

3.	Approval of terms of service of Mr. Ehud Gil, a member of the Board of Directors.

The proxy materials are being mailed to our shareholders as of November 17, 2020, or the Record Date, on or about November 18, 2020.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 2:00 p.m. (Israel time) on December 15, 2020 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 10:00 a.m. (Israel time) on December 17, 2020 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by 10:00 a.m., Israel time, on December 17, 2020 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on December 17, 2020). You should receive instructions about electronic voting from the TASE member through which you hold your shares.
RECORD DATE; QUORUM

Only shareholders of record at the close of business on November 17, 2020 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of November 12, 2020, we have 12,652,094 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 1 and 3, and a portion of the proposal under Item 2, is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 12, 2020 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information known to us in connection with private placements of our ordinary shares conducted in the recent year.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)(7)	3,588,577	28.4%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)(7)	2,605,845	20.6%
Yelin Lapidot Holdings Management Ltd.(8)	1,253,953	9.9%
Clal Insurance Enterprises Holdings Ltd.(9)	1,064,743	8.3%
Harel Insurance Investments & Financial Services Ltd.(10).	650,176	5.1%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 12, 2020 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,652,094 ordinary shares outstanding as of November 12, 2020. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 24.7% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.7% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 28.4% of our outstanding ordinary shares.

(3)
Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which with respect to Mr. Raphael constitute, together with his holdings as set forth in footnote (4), 22.6% of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)	Mr. Raphael owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares.

(5)
By virtue of a shareholders agreement between Kanir and Nehama Investments, dated March 24, 2008, or the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 45.3% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 41.4% of our outstanding ordinary shares. Accordingly, Messrs. Nehama, Raphael and Fridrich, taking into account the shares directly held by Messrs. Nehama and Raphael, may each be deemed to beneficially own approximately 49%, 47.3% and 45.3%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 1.8% of our outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.4% of our outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.2% of our outstanding ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(7)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Bonstar and Messrs. Nehama, Raphael, Fridrich, Joseph Mor and Ishay Mor is based on a Schedule 13D/A filed on October 13, 2020.

(8)
Based on a Schedule 13G/A submitted on January 9, 2020 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd, or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd.  and on additional information known to us in connection with a private placement of our ordinary shares consummated in July 2020. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 876,156 ordinary shares, which constitute approximately 6.9% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.,  and (b) 377,797 ordinary shares, which constitute approximately 3% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., (ii) both Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Fund Management Ltd. are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot, and wholly-owned subsidiaries of Yelin Lapidot disclaims beneficial ownership of any such securities.

(9)
Based on a Schedule 13G submitted on March 5, 2020 by Clal Insurance Enterprises Holdings Ltd., or Clal and on additional information available to us in connection with a private placement of our ordinary shares consummated in July 2020. Of the 1,064,743 ordinary shares: (i) 149,743 ordinary shares (including 25,000 ordinary shares issuable upon the exercise of currently exercisable warrants), which constitute a beneficial ownership of approximately 1.2% of our outstanding ordinary shares, are beneficially held for Clal’s own account and (ii) 915,000 ordinary shares (including 135,000 ordinary shares issuable upon the exercise of currently exercisable warrants), which constitute a beneficial ownership of approximately 7.2% of our outstanding ordinary shares, are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G that the Schedule 13G will not constitute an admission that it is the beneficial owner of more than 149,743 ordinary shares.

(10)
Based on a Schedule 13G submitted on March 26, 2020 by Harel Insurance Investments & Financial Services Ltd., or Harel. Based on the Schedule 13G, of the 650,176 ordinary shares reported as beneficially owned by Harel: (i) 636,967 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 13,189 ordinary shares are held by third-party client accounts managed by subsidiaries of the Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 20 ordinary shares are beneficially held for Harel’s own account. Consequently, Harel notes in the Schedule 13G that the Schedule 13G shall not be construed as an admission by Harel that it is the beneficial owner of more than 20 ordinary shares.

 MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

ELECTION OF EXTERNAL DIRECTOR

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American (such as our company), may appoint an external director for additional terms of not more than three years each, subject to certain conditions. Our other directors are elected annually.

Our currently serving external directors are Mordechai Bignitz, whose service term is due to end on December 19, 2020 and Dr. Michael J. Anghel, whose service term is due to end on January 23, 2022. We are currently proposing the election of Daniel Vaknin as a new external director, replacing Mordechai Bignitz.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment of during the preceding two years, is or was controlled by the company or by the company’s controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine. In addition, at least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. If elected, Mr. Vaknin will serve as a member of our Audit Committee and Compensation Committee.

At the Meeting, shareholders will be asked to elect Mr. Vaknin as an external director for an initial three-year term, commencing December 20, 2020.

We are unaware of any reason why Mr. Vaknin, if elected, should be unable to serve as a member of our Board of Directors, Audit Committee and Compensation Committee. Mr. Vaknin advised the Board of Directors that he intends to serve as a member of the Board of Directors if elected.

Pursuant to the requirements of Section 241 of the Companies Law, Mr. Vaknin provided us with a “Declaration of Competence” prior to the publication of the notice of extraordinary general meeting of shareholders, declaring that he fulfills all the qualifications of an external director under the Companies Law and that he has the requisite accounting and financial expertise. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

Our Audit Committee and Board of Directors approved and recommended that our shareholders approve, the appointment of Mr. Vaknin as an external director for an initial term of three years, commencing on December 20, 2020. Our Audit Committee and our Board of Directors noted Mr. Vaknin’s significant experience, financial expertise, understanding and knowledge, including Mr. Vaknin’s experience as a board member and external director of a number of public companies traded in Israel and his experience as a CPA. Our Audit Committee and Board of Directors further determined that in light of his expertise and expected contribution to the work of the Board of Directors and its committees, the appointment of Mr. Vaknin as an external director is in the best interest of the Company.

The following information is supplied with respect to Mr. Vaknin, who is nominated for the position of external director and recommended to be elected by our Board of Directors and is based upon information furnished to the Board of Directors by the nominee:

Daniel Vaknin, age 64, is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL), Arad Ltd. (TASE: ARD) and Kardan Israel Ltd. (TASE: KRDI). From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

Required Vote

Pursuant to the Companies Law, the election of an external director for an initial service term (as is the case with Mr. Vaknin’s nomination) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

Mr. Shlomo Nehama, our Chairman of the Board, Nechama Investments, Kanir, Mr. Ran Fridrich, our Chief Executive Officer and a member of our Board, and Mr. Hemi Raphael, are each deemed to be our “controlling shareholders” for purposes of Sections 268 and 239 of the Companies Law due to their holdings as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the ISA.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to elect Mr. Daniel Vaknin as an external director for an initial term of three years, commencing on December 20, 2020.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

TERMS OF SERVICE OF EXTERNAL DIRECTOR

Background

At the Meeting, our shareholders will be asked to approve the compensation of the newly elected external director. The compensation of an external director is governed by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations, is required to be approved at the general meeting at which the external director is elected and cannot generally be revised during the external director’s term in office.

General

The proposed terms of service for the external director nominee during his initial three-year term are as follows:

External Directors’ Fees

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. If elected, the external director nominee will be entitled to receive annual and attendance fees equal to the minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations based on our current shareholders’ equity. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations are an annual fee of NIS 52,895 (equivalent to approximately €13,261 as of November 11, 2020) and an attendance fee of NIS 1,870 (equivalent to approximately €469 as of November 11, 2020) per meeting (board or committee). According to the Compensation Regulations, an external director is entitled to 60% of the meeting fee if he participated in the meeting by means of communication and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

All cash amounts set forth above are updated once a year based on increases in the Israeli consumer price index as compared to the base index set forth in the Compensation Regulations, and are subject to changes in the amounts payable pursuant to Israeli law from time to time.

External Directors’ Options

As previously approved by our shareholders, each of our current and future non-employee directors are entitled to receive an annual grant of options to purchase 1,000 ordinary shares, currently representing less than 0.01% of our outstanding ordinary shares, under the terms and conditions set forth in our 1998 Option Plan. Under the 1998 Option Plan, each non-employee director will automatically receive on such director’s first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date (i.e., August 1, 2020) and the next Grant Date (i.e., August 1, 2021). Each such non-employee director would also automatically receive, on each subsequent Grant Date (i.e. August 1 of each year following the date of appointment), an option to purchase additional 1,000 ordinary shares provided that he or she is a non-employee director on the relevant Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date. These options are valid for a period of 10 years (subject to certain exceptions detailed in the 1998 Option Plan) and have an exercise price equal to market value of our ordinary shares.

Based on the terms of the compensation policy applicable to our office holders, or the Compensation Policy, and the terms of our 1998 Option Plan, the options granted to our non-employee directors under the 1998 Option Plan vest in one installment on the first anniversary of the grant date of the options, provided that the option holder still serves as a member of our Board of Directors on such date (otherwise, the unvested options will immediately expire on the date of Termination of Service, as such term is defined in the 1998 Option Plan).

Therefore, on his first day of service as an external director, the external director nominee will be entitled to receive a grant of options to acquire 583 ordinary shares (based on the service term of January 2020 – July 2020), currently representing less than 0.005% of our outstanding ordinary shares, which will vest on the first anniversary of the commencement of his service as a member of our Board of Directors (provided that the external director nominee still serves as a member of our Board of Directors on such date). Thereafter, on each August 1, the external director nominee will be entitled to option grants as described above.

Indemnification, Exemption and Insurance

As previously approved by our Compensation Committee, Board of Directors and shareholders, most recently at the annual general meeting of our shareholders held on June 21, 2018, or the 2018 AGM, and based on the terms of our Compensation Policy, the external director nominee will be entitled to receive an indemnification undertaking and exemption letter from us and to be included in our directors and officers liability insurance policy.

The form of indemnification undertaking and exemption letter was attached as Appendix B to the proxy statement published in connection with the 2018 AGM and furnished to the SEC on Form 6-K on May 17, 2018 and the terms of our directors and officers liability insurance policy were most recently approved at the annual general meeting of our shareholders held on May 13, 2020 and included in the proxy statement published in connection with such meeting and furnished to the SEC on Form 6-K on April 8, 2020.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the terms of service of the external director nominee as set forth hereinabove, and determined that this resolution is for the benefit of the Company.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The Compensation Regulations require, among other things, that the payment of minimum permitted annual fee and attendance fee and the grant of options to external directors be approved at the shareholders’ meeting in which such external director is appointed. The grant of options to an external director generally requires the same “special majority” that is required for the election of the external director (or reelection in the event the external director is nominated by the board of directors), including the requirement to mark whether or not the voting shareholder has a “personal interest” in the adoption of the resolution. For more information concerning such “special majority” requirement, see “Item 1 – Election of External Director; Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service of the external director nominee, all as described in the Proxy Statement relating to the Meeting, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

TERMS OF SERVICE OF MR. EHUD GIL, A MEMBER OF OUR BOARD OF DIRECTORS

Background

On November 12, 2020, we announced the resignation of Mr. Hemi Raphael from our Board of Directors for personal reasons and the appointment, effective immediately, of Mr. Ehud Gil as a member of our Board of Directors. Based on our Articles, Mr. Gil will serve as a Board member until our 2021 annual general meeting, at which he can be nominated for reappointment to the Board.

At the Meeting, our shareholders will be asked to approve the terms of service of Mr. Gil. The following information is supplied with respect to Mr. Gil:

Ehud Gil, age 46, has been an entrepreneur in the technology field and a consultant to the Israeli Ministry of Defense since he retired from the Israeli Defense Forces, or the IDF, in 2018 at the rank of lieutenant-colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial and technological positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch and Head of Training Branch in the General Headquarters of the IDF, and served as a manager of projects and units in the IDF.  Mr. Gil holds an M.Ed. (with honors) in management of education systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. Mr. Gil is the brother-in-law of Mr. Hemi Raphael.

General

The proposed terms of service for Mr. Gil are the same terms of service proposed to be granted to Mr. Vaknin, the external director nominee (i.e., director fees in the same amounts, option grants under the same terms and indemnification, exemption and insurance), which are also the terms of service of our other external and non-employee directors. For more information see under “General” in Item 2 above.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the terms of service of Mr. Gil, and determined that this resolution is for the benefit of the Company. The terms of service will be approved effective as from Mr. Gil’s date of appointment (November 12, 2020), other than the options, which, with respect to the initial grant of options, will be granted on the date of the Meeting and will vest one year from the date of the Meeting (provided that Mr. Gil still serves as a member of our Board of Directors on such date).

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. In addition, the approval of the terms of employment and service of a “relative” (as such term is defined in the Israeli Companies Law) of a controlling shareholders (as such term is defined under Section 268 of the Israeli Companies Law), requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the resolution or (ii) the total number of shares voted against the approval of the resolution by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Based, among other things, on his holdings in our shares, his position with Kanir and the 2008 Shareholders Agreement, Mr. Hemi Raphael is deemed to be one of our “controlling shareholders”. Therefore, due to the family relationship between Mr. Gil and Mr. Raphael, the approval of this resolution by our shareholders requires the “special majority” described above.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the “special majority” requirement of the proposal.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the ISA.

To the extent the proposed resolution is not approved by the “special majority”, we may elect to utilize an exemption that is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000, which provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to office holders who are relatives of controlling shareholders is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders will not be required. Furthermore, in connection with the directors’ fees proposed to be paid to Mr. Gil, we may utilize an additional exemption under the Relief Regulations that provides that in the event a company’s compensation committee and board of directors determine that the fees paid to office holders who are relatives of controlling shareholders are not in excess of the lowest fees paid to other board members of the company and of the maximum fees permitted to be paid to external directors under the Compensation Regulations, the approval of the company’s shareholders for the payment of such fees will not be required.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service Mr. Ehud Gil, all as described in the Proxy Statement relating to the Meeting, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CEO, by no later than November 19, 2020. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than November 26, 2020 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
November 12, 2020